UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                         WesterFed Financial Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   957 550 106
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                                    8th Floor
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 16, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                                                              Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP NO. 957 550 106                                         Page 2 f 10 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.J. Cramer & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  122,500

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      122,500

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          122,500


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.2%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP NO. 957 550 106                                         Page 3 of 10 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      122,500
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      122,500


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          122,500


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.2%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 957 550 106                                         Page 4 of 10 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Karen L. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      122,500
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      122,500


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          122,500


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.2%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 957 550 106                                         Page 5 of 10 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  122,500

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      122,500

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          122,500


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.2%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D


CUSIP NO. 957 550 106                                         Page 6 of 10 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Capital Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  122,500

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      122,500

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          122,500


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.2%

14        TYPE OF REPORTING PERSON

          CO

CUSIP NO. 957 550 106                                         Page 7 of 10 Pages

Item 1. Security and Issuer.

         The undersigned hereby amends the statement on Schedule 13D, dated September 4, 1998 relating to the Class A Common Stock (the "Common Stock"), par value $0.01 per share of WesterFed Financial Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at 110 East Broadway, Missoula, Montana 59802. The 122,500 shares of Common Stock to which this statements relates are referred to herein as the "Shares." Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the statement.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the statement is hereby amended and restated to read in its entirety as follows:

         The Shares were purchased with the personal funds of the Partnership in the aggregate amount of $2,199,375.

Item 5. Interest in Securities of the Issuer.

         Items 5(a), 5(b) and 5(c) of the statement are hereby amended and restated to read in their entirety as follows:

(a) This statement on Schedule 13D relates to 122,500 shares beneficially owned by the Reporting Persons, which constitute approximately 2.2% of the issued and outstanding shares of the Company.

CUSIP NO. 957 550 106                                         Page 8 of 10 Pages

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to the Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Shares.

(c) In the past 60 days, the Reporting Persons purchased or disposed of shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

CUSIP NO. 957 550 106                                         Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1998

                                            J.J. CRAMER & CO.

                                            By: /s/James J. Cramer
                                                ----------------------
                                                Name:  James J. Cramer
                                                Title: President


                                            /s/James J. Cramer
                                            ------------------
                                            James J. Cramer


                                            /s/Karen L. Cramer
                                            ------------------
                                            Karen L. Cramer


                                            CRAMER PARTNERS, L.P.
                                            By: CRAMER CAPITAL CORPORATION
                                                  its general partner


                                            By: /s/ James J. Cramer
                                                -----------------------
                                                Name:  James J. Cramer
                                                Title:    President


                                            CRAMER CAPITAL CORPORATION

                                            By: /s/ James J. Cramer
                                                -----------------------
                                                Name:  James J. Cramer
                                                Title:    President

CUSIP NO. 957 550 106                                        Page 10 of 10 Pages

                                    EXHIBIT B

                   Transactions in Common Stock of The Company
                           Within the Last Sixty Days

                                                Sales or Purchase
                         No. of Shares               Price
    Trade Date           Purchased (Sold)           Per Share         Type
    ----------          -----------------          -----------        ----
     10/12/98                10,000                  17.375            P
     10/19/98                 5,000                  18.250            P
     10/21/98                12,500                  18.000            P
     11/16/98               (52,500)                 18.000            S
     12/14/98               (50,000)                  19.25            S
     12/16/98              (167,500)                 18.875            S